CUSIP NO. 45838M104                                         Page 9 of 16 Pages

                                  Exhibit 2


VIA FACSIMILE - (919) 462-3081



July 23, 1999

J.W. Stealey
Chairman and Chief Executive Officer
iEntertainment Network, Inc.
215 Southport Drive, Suite 1000
Morrisville, North Carolina  27560

Dear Bill:

As we have expressed to you on several occasions, we are deeply concerned over the direction of iEntertainment Network, including the composition of the Board of Directors and the failure of management to call for an annual general meeting of shareholders. We are aware that Royce Investment Group, on behalf of its clients who are shareholders of the Company, has expressed to you in writing a similar concern. In addition, we believe that Rose Glen Capital is also concerned about these issues.

As you are aware, the rules of the Nasdaq Stock Market require that an annual meeting be held each year. More importantly, our counsel has advised that the North Carolina Business Corporation Act provides that a court may order a shareholders' meeting upon application of any shareholder, if an annual meeting has not been held within 15 months after the previous annual meeting.

The last shareholders' meeting was held in May 1998, 14 months ago. This is highly unusual for any public company, but particularly so for one that went public one year ago and has not yet held a public shareholders' meeting. Such a meeting is now long overdue, and your failure as the Chairman of a public company to call for it creates further doubts in the market regarding your motives and reputation. Moreover, this failure, particularly at a time when the stock price is languishing, further increases the possibility of a shareholders' lawsuit.

In addition, within one month, any shareholder will be entitled to obtain a court order directing the Company to hold an annual meeting. Obviously, such a court order is a drastic measure (especially for a public company), and we hope to avoid the necessity of such action.

We certainly do not want to engage in a dispute over shareholders' meetings and Board composition. This is clearly not in the Company's best interest in the short-term. However, as we finalize the Company's transition to an Internet focus, the long-term interests of Vertical and other shareholders ultimately take precedence over short-term concerns. We therefore urge you to give

CUSIP NO. 45838M104                                        Page 10 of 16 Pages

serious consideration to our previous proposal regarding the restructuring of the Board. We believe that our proposal is in the best interests of all shareholders and will result in an orderly transition, eliminating the need for distractions.

We hereby request that you schedule an annual shareholders' meeting as soon as possible and in any event no later than September 30, 1999. Moreover, in the event that we do not receive a satisfactory response from you regarding our previous proposal by Wednesday, July 28th, we will be forced to take whatever action is necessary to ensure that a meeting is held and that the rights of all shareholders are protected.


Very truly yours,

VERTICAL FINANCIAL HOLDINGS


By: /s/ Jacob Agam
    Jacob Agam, Chairman

cc:  Michael Oliver, CFO and Secretary
     David H. Kestel, Director
     J. Nicholas England, Director
     W. Joseph McClelland, Director
     Avi Suriel, Director
     Steven Katznelson, Rose Glen Capital